
August 23, 2018

Chandler Bigelow
Executive Vice President and Chief Financial Officer
Tribune Media Company
515 North State Street
Chicago, IL 60654

      Re: Tribune Media Company
             Form 10-K for the Fiscal Year Ended December 31, 2017
             Filed March 1, 2018
             Form 10-Q for the Quarterly Period Ended June 30, 2018
             Filed August 9, 2018
             File No. 001-08572

Dear Mr. Bigelow:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-Q For the Quarterly Period Ended June 30, 2018

Financial Statements
Note 1: Basis of Presentation and Significant Accounting Policies
Revenue Recognition, page 13

1.   We note certain advertising contracts have guarantees of audience member views. Please clarify if these guarantees are treated as variable consideration in determining your transaction price. Refer to ASC 606-10-32-5 and 606-10-50-20.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Terry French, Accountant Branch Chief at (202) 551-3828 with any questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications